CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – APRIL 1, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of Toronto Stock Exchange. Purchases may also be made through the facilities of the New York Stock Exchange.

The notice provides that Canadian Natural may, during the 12 month period commencing April 6, 2010 and ending April 5, 2011, purchase for cancellation on Toronto Stock Exchange and the New York Stock Exchange up to 13,581,970 shares, being 2.5% of the 543,278,782 outstanding common shares as at March 17, 2010.  Canadian Natural will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 394,398 common shares. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition.  The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.

While pursuing Canadian Natural's successful acquisition, exploration and development plans remain the best opportunity to create value for Canadian Natural, any excess cash flow in 2010 over budgeted spending may be used by Canadian Natural to further strengthen its balance sheet or continue growth of value per common share.  One investment opportunity available to Canadian Natural under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase its common shares, as it is a worthwhile investment, and is in the best interests of Canadian Natural and its shareholders.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman	TIM S. MCKAY Chief Operating Officer DOUGLAS A. PROLL Chief Financial Officer & Senior Vice-President, Finance
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange		STEVE W. LAUT President	COREY B. BIEBER Vice-President, Finance & Investor Relations

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.